                                                                             September 23, 2014

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Equity Trust

(Virtus Growth & Income Fund)

CIK 0000034273

(File No. 811-00945)

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Allison White of the staff of the Securities and Exchange Commission (the “SEC”) on September 17, 2014, pertaining to the preliminary proxy statement on Schedule 14A that was filed by Virtus Equty Trust on behalf of Virtus Growth & Income Fund on September 12, 2014. Where noted, changes, as applicable, have been made to the proxy statement.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment:	Please include the Tandy representations in the response letter.

Response:	The requested disclosure has been provided below.

2.	Comment:	Please advise the Staff if the Fund has a ticker symbol, and if so, update the Series and Class Identifiers.

Response:	The Registrant confirms that the Fund has a ticker symbol and the Series and Class Identifiers are current on the Edgar system.

3.	Comment:	The top of page 10 states that VIA serves as investment adviser to two other funds that are managed similarly to the Fund. Please provide all the required information under Item 22(c)(10) of Schedule 14A, such as the identity and size of the funds, the rate of compensation and whether any fees were waived or reduced.

Response:	Requested information has been added.

EDGAR Operations Branch
September 23, 2014

4.	Comment:	In the Basis for the Board’s Recommendation beginning on page 11, please disclose if the Board considered that Rampart was an afilliate of Virtus.

Response:	As described in the first full paragraph after the bullet points on page 14, the Board considered Rampart’s afilliation with Virtus when considering the reasonableness of the fees to be paid to Rampart by VIA, and therefore considered the profitability of VIA and Rampart together.

5.	Comment:	In the Basis for the Board’s Recommendation discussion, if any of the board considerations were not in favor of approval of the proposal, please disclose such considerations as well.

Response:	The Board considerations discuss that the Subadviser does not have a product that is managed similarly to how the Fund will be managed, and that the subadvisory fee and profitability of the Subadviser may directly or indirectly benefit the Adviser due to the entities’ affiliation.

*      *     *

In connection with this filing, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.

Arie Heijkoop, Jr.

cc:	Kevin J. Carr, Esq. Ann Flood